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February 20, 2024

VIA EDGAR Ms. Rucha Pandit Mr. Dietrich King Division of Corporation Finance Office of Trade & Service U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550) Registration Statement on Form F-1

Dear Ms. Pandit and Mr. King,

On behalf of our client, Trident Digital Tech Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 13, 2024 relating to the Amendment No. 4 to the registration statement on Form F-1 filed on February 7, 2024. We are submitting this letter via EDGAR and have publicly filed Amendment No. 5 to the registration statement on Form F-1 (the “Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Cover Page

1.      We note your addition of the selling security holder transaction to the registration statement. Please tell us why this transaction is not an indirect primary offering that is part of the distribution constituting your initial public offering. In this regard, we note the selling security holder does not appear to be subject to any of the lock-up provisions described in the prospectus and can sell at the same time as the underwriter for the firm commitment offering, for the same price, and in an amount of securities that is nearly double the amount to be offered through the underwriter. We also note that both the firm commitment offering and the selling security holder transaction are conditioned on listing approval, and in the first paragraph on the prospectus cover page for the firm commitment offering you describe both transactions as being part of the same offering. If the selling security holder is engaged in an indirect primary offering, then the selling security holder would be a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933, as amended, as must therefore be identified in the prospectus as an underwriter (N.B., “may” language would be insufficient). In addition, as a statutory underwriter conducting an indirect primary offering, the selling security holder would need to offer and sell its securities at a fixed price for the duration of the offering; it would not be possible for it to sell at market prices later. For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, which is available on our website.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

Z Dong

Foreign Legal

Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

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Response: The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the Company’s American depositary shares (“ADSs”) representing Class B ordinary shares of the Company by the selling shareholder (the “Selling Shareholder”) as contemplated in the Registration Statement is not an indirect primary offering and the Selling Shareholder should not be deemed a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

In further consideration of this comment, we have reviewed Compliance and Disclosure Interpretation Question 612.09, including the six enumerated factors contained therein, and offer the following discussion for the Staff’s consideration:

Background

On January 22, 2024, through a bona fide negotiated transaction, Tri Wealth Ltd (“Tri Wealth”), a company limited by shares incorporated in British Virgin Islands and wholly owned by Mr. Soon Huat Lim, the chairman of board of directors and chief executive officer of the Company, entered into a share purchase agreement (the “Share Purchase Agreement”) with the Selling Shareholder, namely Infinite Partner International Limited, a company limited by shares incorporated in British Virgin Islands and wholly owned by Mr. Sai Ho Cheung, pursuant to which Tri Wealth would sell and transfer 25,000,000 Class B ordinary shares of the Company (the “Shares”) in an aggregate consideration of US$15,750,000 to the Selling Shareholder (the “Transaction”). The Selling Shareholder engages in the business of investments and Web 3.0 related business activities, which is believed to generate synergistic effect with the Company’s Web 3.0 enabled products and digital transformation business. The Transaction was completed on February 2, 2024 on which date the Selling Shareholder became a shareholder of the Company.

The Transaction was conducted pursuant to the Share Purchase Agreement in which, among other things, the Selling Shareholder made customary investment representations to Tri Wealth, including that it (i) was an “accredited investor” as defined in Rule 501 under the Securities Act, (ii) was acquiring the Shares for the purpose of investment and not with a view towards the sale or distribution within the meaning of the Securities Act, (iii) had no direct or indirect arrangement or understanding with any other persons to distribute or regarding the distribution of such Shares, (iv) had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Shares, (v) was able to bear the economic risks of the investment, and (vi) was aware that it may have to hold the Shares indefinitely absent subsequent registration under the Securities Act or a disposition pursuant to an applicable exemption.

The securities that are proposed to be registered for resale under the Registration Statement are 3,125,000 ADSs representing the Shares (each ADS represents eight Class B ordinary shares of the Company)(the “Shareholder ADSs”).

In connection with the proposed resale of the Shareholder ADSs, the Selling Shareholder has agreed to enter into a leak-out agreement (the “Leak-out Agreement”) with the Company pursuant to which the Selling Shareholder would agree not to sell 1,925,000 ADSs of the Shareholder ADSs (the “Relevant Resale Shares”) for a period of 60 days after the date the Registration Statement is declared effective, except as follows:

(a)	Selling Shareholder may sell up to 50% of the Relevant Resale Shares if (i) the Nasdaq official closing price of the ADSs of the Company as reported on nasdaq.com (“NOCP”) on any two consecutive trading days equals or exceeds 130% of the offer price per share in the initial public offering; and (ii) the average daily trading volume (as reported as the NLS Volume on nasdaq.com) (“Trading Volume”) of the ADSs on Nasdaq over such two consecutive trading days equals or exceeds 20,000 ADSs; and

(b)	Selling Shareholder may sell up to an additional 50% of the Relevant Resale Shares if (i) the NOCP on any two consecutive trading days equals or exceeds 160% of the offer price per share in the initial public offering; and (ii) the average daily Trading Volume of the ADSs on the Nasdaq over such two consecutive trading days equals or exceeds 20,000 ADSs.

The conditions in the above subparagraphs are mutually inclusive and one condition need not be met before the others take effect. For example, if the offer price in the initial public offering is US$5.00, the average NOCP of the ADSs is US$8.00 and the average Trading Volume of the ADSs on Nasdaq is 20,000 ADSs for any two consecutive days, then both of the above-mentioned conditions have been met and all of the Relevant Resale Shares can be sold collectively.

Factor 1: How Long the Selling Shareholder Has Held the Shares

Pursuant to the Share Purchase Agreement entered on January 22, 2024, the Selling Shareholder committed to purchase from Tri Wealth and Tri Wealth agreed to transfer the Shares within a certain period of time. Subsequently, the Selling Shareholder became the beneficial owner of the Shares on February 2, 2024. While the presumption is that the longer securities are held, the less likely it is that a selling shareholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. The Company acknowledges that the Transaction is a share transfer transaction among shareholders, and not an issuance of shares by issuer in a private placement, but given the nature of securities acquired being “restricted securities” in both types of transactions and other similarities under both types of transactions (such as, acquisition on own account with no intent of distribution), the Company believes the criteria in recognizing that a short holding period does not by itself negate valid investment intent is equally applicable for distinguishing primary and secondary offerings on Form F-1 in connection with the proposed resale of the Shareholder ADSs.

In addition, as described above, the Selling Shareholder acquired the Shares with no assurance that the Shares could be sold in a liquid market and the Selling Shareholder has been subject to the full economic and market risks of its entire investment. This demonstrates that the Selling Shareholder acquired the Shares for investment, does not have intent to distribute the Shares on behalf of the Company and is not acting as an underwriter.

Factor 2: Circumstances under which the Selling Shareholder Acquired the Shares

As described above, the Selling Shareholder acquired the Shares in the Transaction pursuant to the Share Purchase Agreement, which was a bona fide negotiated transaction on an arm’s-length basis.

Factor 3: The Selling Shareholder’s Relationship to the Company

Based upon information supplied to the Company by the Selling Shareholder, the Selling Shareholder engages in the business of investments and Web 3.0 related business activities. As noted above, the Selling Shareholder represented to Tri Wealth that it was acquiring the Shares for its own account and not with a view to resale or distribution.

In connection with the proposed resale of the Shareholder ADSs, the Selling Shareholder negotiated with the Company and has agreed to enter into the Leak-out Agreement as described above.

The Selling Shareholder has not entered into any underwriting relationships with the Company, has not received any commission or other payment from the Company in connection with the resale of any of its securities. To the extent the Selling Shareholder sells the Shareholder ADSs, the Selling Shareholder will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the Shareholder ADSs.

Factor 4: The Amount of Shares Involved

Under the Registration Statement, the Company is seeking to register 3,125,000 ADSs representing 25,000,000 Class B ordinary shares of the Company that the Selling Shareholder holds for resale, which represent approximately 4.98% of the Company’s issued and outstanding share capital as of the date of this letter.

Factor 5: Whether the Selling Shareholder is in the Business of Underwriting Securities

As noted above, the Selling Shareholder engages in the business of investments and Web 3.0 related business activities. To the Company’s knowledge, the Selling Shareholder is not a registered broker-dealer or an affiliate of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities and Exchange Act of 1934, as amended, and is not in the business of underwriting securities.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …” As noted above, the Selling Shareholder made specific representations to Tri Wealth that it acquired the Shares for its own account and not with a view to or for distributing or reselling such securities; and it had no direct or indirect arrangement or understanding with any other persons to distribute or regarding the distribution of such securities. There is no evidence to suggest that any of these representations were false.

Factor 6: Whether under All the Circumstances it Appears that the Selling Shareholder is Acting as a Conduit for the Company

As noted above, the Selling Shareholder acquired the Shares in the Transaction, which was a bona fide negotiated transaction on an arm’s-length basis. Since the closing of the Transaction, the Selling Shareholder has borne the full economic risk of ownership of the securities. In connection with the proposed resale of the Shareholder ADSs, the Selling Shareholder has agreed to enter into the Leak-out Agreement with the Company.

The Selling Shareholder is not acting on behalf of the Company with respect to the Shareholder ADSs being registered for resale under the Registration Statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any sales of Shareholder ADSs.

In light of these circumstances and the others described herein, we respectfully submit that the Selling Shareholder is not acting as an underwriter on behalf of, or as a conduit for, the Company.

Conclusion

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the Shareholder ADSs by the Selling Shareholder as contemplated by the Registration Statement is not an indirect primary offering and, as such, the Selling Shareholder should not be deemed to be an underwriter under the Securities Act.

The Registration Statement has been amended on the cover page, pages 5, 6, 37, 97, 109, 110, Alt-i, Alt-1, Alt-2, Alt-3, Alt-4 and other applicable places to reflect the changes in response to the Staff’s comments.

* * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:	Soon Huat Lim, Chief Executive Officer, Trident Digital Tech Holdings Ltd